

Haint Blue Brewery

18 May 2016

HILLWORKS


current crystal ice facility
church street cemetery
s bayou st
monroe st
canal st

haint blue brewery
806 monroe street | mobile, alabama 3 6 6 0 2

existing context plan

23 may 2016


north

0' 16' 32' 64' 128'
scale 1/32" = 1' - 0"

prepared by:
HILLWORKS: landscape+architecture
301b sanders street | auburn, alabama 3 6 8 3 0
www.hillworks.us | tel 334.524.4581


church street cemetery
monroe street

haint blue brewery
806 monroe street | mobile, alabama 3 6 6 0 2

existing site plan

23 may 2016

north

0' 8' 16' 32' 64'
scale 1/16" = 1' - 0"

prepared by:
HILLWORKS: landscape+architecture
301b sanders street | auburn, alabama 3 6 8 3 0
www.hillworks.us | tel 334.524.4581



south elevation



east elevation



north elevation



west elevation

haint blue brewery
806 monroe street | mobile, alabama 3 6 6 0 2

existing building elevations

23 may 2016

0' 8' 16' 32' 64'
scale 1/16" = 1' - 0"

prepared by:
HILLWORKS: landscape+architecture
301b sanders street | auburn, alabama 3 6 8 3 0
www.hillworks.us | tel 334.524.4581


corrugated steel
steel purlins
steel truss
load bearing brick wall
[2 wythes thick]
concrete loading dock
concrete slab
0'
2'
4'
8'
16'
scale 1/4" = 1' - 0"

haint blue brewery
806 monroe street | mobile, alabama 3 6 6 0 2

existing building section

23 may 2016

prepared by:
HILLWORKS: landscape+architecture
301b sanders street | auburn, alabama 3 6 8 3 0
www.hillworks.us | tel 334.524.4581


church street cemetery
east garden
east garden
exterior terrace
loading dock
monroe street
north
0'
8'
16'
32'
64'
scale 1/16" = 1' - 0"

haint blue brewery
806 monroe street | mobile, alabama 3 6 6 0 2

proposed brewery site plan

23 may 2016

prepared by:
HILLWORKS: landscape+architecture
301b sanders street | auburn, alabama 3 6 8 3 0
www.hillworks.us | tel 334.524.4581


east
garden
screened porch
253 sf
wc
46 sf
wc
46 sf
taproom
1101 sf
mech
144 sf
exterior
terrace
cold storage
160 sf
production area
632 sf
storage
91 sf
elect
38 sf
loading
dock
north
0'
4'
8'
16'
32'
scale 1/8" = 1' - 0"

haint blue brewery
806 monroe street | mobile, alabama 3 6 6 0 2

proposed brewery floor plan

23 may 2016

prepared by:
HILLWORKS: landscape+architecture
301b sanders street | auburn, alabama 3 6 8 3 0
www.hillworks.us | tel 334.524.4581


canal street mardi gras 1907
HAINT BLUE
MOBILE ALABAMA
BREWING Co

Haint Blue Brewery: Ideogram

29 July 2016

HILLWORKS


church street cemetery
haint blue brewery
monroe street
north
0' 8' 16' 32'
scale 1/16" = 1'

Haint Blue Brewery

06 May 2016

HILLWORKS

grain storage
[400sf]


144 50lb grain bags
16 per stack @ 5' ht
milling

beer production
[420sf]


ferm tank
trench drain
ferm tank
brewing copper
mash ton

cold storage
[160sf]


serving vessel
serving vessel
keg
serving vessel
serving vessel
serving vessel
serving vessel
serving vessel

bar area
[110sf]



tap room
[800sf]



bathroom
[64sf]



bathroom
[64sf]



mechanical room
[120sf]



janitor closet
[16sf]




0'
4'
8'
16'

scale 1/8" = 1'

Haint Blue Brewery

06 May 2016

HILLWORKS


cold storage room
racking
grain storage
+ 2 months supply
+ [114] 50 lb. bags
+ needs climate control
milling
+ grain weighed & crushed
+ conveyed via auger
mash tun
+ water added
+ wort is created
+ 300 lbs. of grain
removed by hand
brewing copper
+ hopps & heat
heat
exchange
fermentation
tank
+ jacketed tanks
allow for precise
temperature control
+ 4x single batch
+ 4x double batch
serving vessels
+ carbonation is ready
in 3 days
+ 7 @ 210 gallons each
+ pressurized
tap handle
+ delightful
consumption

Haint Blue Brewery

06 May 2016

HILLWORKS


BREW HOUSE



Haint Blue Brewery
06 May 2016

HILLWORKS




THE
SOCIAL

Haint Blue Brewery
06 May 2016

HILLWORKS


MORGANS
1ST and 2ND FLOOR


SIERRA NEVADA
Strig
Bracteole
Bract
Lupulin gland

Haint Blue Brewery

06 May 2016

HILLWORKS





Haint Blue Brewery
06 May 2016

HILLWORKS





Haint Blue Brewery

06 May 2016

HILLWORKS





Haint Blue Brewery
06 May 2016

HILLWORKS




3 TON
3 TON
3 TON
3 TON
3 TON

Haint Blue Brewery

06 May 2016

HILLWORKS



Carya glabra
Pignut Hickory



Carya ovata
Shagbark Hickory



Amelanchier arborea
Service Berry



Robinia pseudoacacia
Black Locust



Liriodendron tulipifera
Tulip Poplar



Pinus palustris
Longleaf Pine



Quercus geminata
Sand Oak



Quercus geminata
Sand Oak

Haint Blue Brewery: Plant Palette

29 July 2016

HILLWORKS



Fagus grandifolia
Beech hedge



Fagus grandifolia
Beech hedge



Ilex rotunda
Holly hedge



Muhlenbergia capillaris 'White Cloud'
White Muhly Grass



Ammophila breviligulata
American Beech Grass



Chasmantheum latifolium
Sea oats








Haint Blue Brewery: Existing Material Palette

29 July 2016

HILLWORKS